WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

August 18, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust

Registration File Nos. 333-92935 and 811-09729

Post-Effective Amendment No. 50 to the

Registration Statement on Form N-1A

Commissioners:

On behalf of the iShares Trust (the “Trust”), we are hereby filing an amendment to the Trust’s registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 pursuant to Rule 485(a)(2) under the Securities Act (the “Amendment”). The Amendment is being filed solely for the purpose of adding a new series of the Trust called iShares KLD 400 Social Index Fund.

If you have comments, or if you require additional information regarding the Amendment, please do not hesitate to contact me at (212) 728-8970.

Very truly yours,

/s/ P. Jay Spinola
P. Jay Spinola